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SEC 1746 (03-00)



                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                    (Amendment No. ________)*

              General Employment Enterprises, Inc.

                        (Name of Issuer)

              Common stock, no par value per share
                 (Title of Class of Securities)

                           36-9730106

                         (CUSIP Number)

                     Robert B. Chapman, Esq.
                         FagelHaber LLC
                55 East Monroe Street, 40th Floor
                       Chicago, IL  60603
                         (312) 346-7500

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

    June 6, 2001(Date of Event which Requires Filing of this
                           Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. .36-9730106

  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
               Estate of Herbert F. Imhoff, Deceased
               Herbert F. Imhoff, Jr.,
               Mark L. Imhoff,
               Brad A. Imhoff, as Independent Executors

  2.   Check the Appropriate Box if a Member of a Group (See
Instructions)
       (a)
..................................................................
..................................................................
.........
       (b)     X

  3.   SEC Use Only
..................................................................
...........................................................

  4.   Source of Funds (See Instructions)         N/A

  5.   Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e) .................

  6.   Citizenship or Place of Organization       United States

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
  7.   Sole Voting Power      1,438,176 (Herbert F. Imhoff, Jr.,
including Estate)
1,276,661(Mark L. Imhoff, including Estate)
1,297,596 (Brad A. Imhoff, including Estate)

  8.   Shared Voting Power

  9.   Sole Dispositive Power
           1,438,176 (Herbert F. Imhoff, Jr., including Estate)
           1,276,661(Mark L. Imhoff, including Estate)
           1,297,596 (Brad A. Imhoff, including Estate)

  10.  Shared Dispositive Power

  11.     Aggregate Amount Beneficially Owned by Each Reporting
Person
           1,254,746 (Estate)
           1,438,176 (Herbert F. Imhoff, Jr., including Estate)
           1,276,661(Mark L. Imhoff, including Estate)
           1,297,596 (Brad A. Imhoff, including Estate)

  12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions) ...........

  13.  Percent of Class Represented by Amount in Row (11):
24.50% (Estate); 27.27% (Herbert Imhoff, Jr., including Estate);
24.93% (Mark L. Imhoff, including Estate); and 25.34% (Brad A.
Imhoff, including Estate).

  14.     Type of Reporting Person (See Instructions)
          OO  Estate
          IN  Herbert Imhoff, Jr.,
          IN  Mark L. Imhoff
          IN  Brad A. Imhoff


Item 1.   Security and Issuer
This statement relates to the beneficial ownership of shares of common stock, no par value per share (the "Common Stock"), of General Employment Enterprises, Inc., and Illinois corporation ("Issuer"). The address of the principal executive offices of the Issuer is One Tower Lane, Suite 2100, Oakbrook Terrace, Illinois 60181.

Item 2. Identity and Background. This statement is filed by the Estate of Herbert F. Imhoff, Deceased and each of the Independent Executors listed below. Information concerning the Independent Executors is set forth below:
      (a) Herbert F. Imhoff, Jr.
      (b) 2005 Mustang Drive, Naperville, IL  60565
      (c) Chief Executive Officer, General Employment Enterprises, Inc., One Tower Lane, Suite 2100, Oakbrook Terrace, Illinois 60181.
      (d) Mr. Imhoff has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
      (e) Mr. Imhoff has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.
      (f) United States of America



   (a)    Mark L. Imhoff
   (b)    23732 Red Eagle, San Antonio, Texas  78258
   (c) Vice President, Outdoor Accounting Systems, Clear Channel Worldwide, 20880 Stone Oak Parkway
San Antonio, Texas  78258
   (d) Mr. Imhoff has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
   (e) Mr. Imhoff has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.
   (f)    United States of America

   (a)    Brad A. Imhoff
   (b)    2315 Hazel Court, Naperville, IL  60565
   (c) Chief Financial Officer, Camden Aviation, 2735 International Drive, West Chicago, IL 60187
   (d) Mr. Imhoff has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
   (e) Mr. Imhoff has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.
   (f)    United States of America

Item 3.   Source and Amount of Funds or Other Consideration
No funds of, or other consideration from, the Estate was used or is to be used in making any purchases of Common Stock. The estate acquired the Common Stock as a result of the death of Herbert F. Imhoff.

Item 4.   Purpose of Transaction
The Estate acquired the Common Stock as a result of the death of Herbert F. Imhoff. It is not anticipated that a disposition of the Common Stock will be necessary to pay estate taxes or other creditors of the Estate. The Estate intends to dispose of its entire interest in the Common Stock according to the terms of the Will of Herbert F. Imhoff, under which the Estate is required to distribute the Common Stock equally among the Independent Executors.
Other than as set forth above, the Estate currently has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer
   (a) As the Independent Executors, Herbert F. Imhoff, Jr. beneficially owns 1,438,176 shares of Common Stock representing 27.27% of the outstanding Common Stock (which includes 1,254,746 shares held by the Estate of which Mr. Imhoff is beneficiary, and 183,430 beneficially owned by Herbert F. Imhoff, Jr.). Mark L. Imhoff beneficially owns 1,276,661 shares of Common Stock, representing 24.93% of the outstanding Common Stock (which includes 1,254,746 shares held by the Estate of which Mr. Imhoff is beneficiary and 21,915 beneficially owned by Mark L. Imhoff). Brad A. Imhoff beneficially owns 1,297,596 shares of Common Stock, representing 25.34% of the Common Stock (which includes 1,254,746 shares held by the Estate of which Mr. Imhoff is beneficiary and 42,850 beneficially owned by Brad A. Imhoff).
   (b) The Independent Executors acting collectively have the sole power to vote or direct the vote and dispose or to direct the disposition of all the above-described shares.
   (c) There have not been any transactions in the class of securities reported on that were effected during the past sixty days by the persons named in response to paragraph (a).
   (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer beneficially owned by the Independent Executors.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to Be Filed as Exhibits
          Agreement to file joint Schedule 13D.
                           Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date
     12/16/02

Signature
     /s/ Herbert F. Imhoff, Jr.

Estate of Herbert F. Imhoff , deceased
By: Herbert F. Imhoff, Jr., an Independent Executor


Date
     12/16/02

Signature
     /s/ Herbert F. Imhoff, Jr.

Herbert F. Imhoff, Jr., Independent Executor of the Estate of
Herbert F. Imhoff


Date
     12/13/02

Signature
     /s/ Mark L. Imhoff

Mark L. Imhoff, Independent Executor of the Estate of Herbert F.
Imhoff


Date
     12/11/02

Signature
     /s/ Brad A. Imhoff

Brad A. Imhoff, Independent Executor of the Estate of Herbert F.
Imhoff

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
    Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)